CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent the use of our auditor's report dated (1) August 24, 2021 with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries as at April 30, 2021 and April 30, 2020, (2) August 27, 2020 with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries as at April 30, 2020 and April 30, 2019, included in the Registration Statement on Form 40-F of Vizsla Silver Corp. for the year ended April 30, 2021, 2020 and 2019, as filed with the United States Securities Exchange Commission ("SEC").

We also consent to the incorporation by reference in the Registration Statement on Form 40-F, of our auditor's report dated (1) August 24, 2021 with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries as at April 30, 2021 and April 30, 2020, (2) August 27, 2020 with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries as at April 30, 2020 and April 30, 2019 , as included in the Registration Statement on Form 40-F of Vizsla Silver Corp. for the year ended April 30, 2021, 2020 and 2019, as filed with the SEC.

/s/ MNP LLP

Chartered Professional Accountants

January 13, 2022

Vancouver, Canada